# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cracker Barrel Old Country Store, Inc., CIK 0001067294
CUSIP: 22410J106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 305 Hartmann Drive, Lebanon, Tennessee (TN), 37087
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000950170-25-065507
Filed by CIK 0001106191

## Reporting persons
- GMT Capital Corp.: type of reporting person: investment adviser (IA); citizenship or place of organization: Georgia (GA); sole voting power 0; shared voting power 2,240,200; sole dispositive power 0; shared dispositive power 2,240,200; aggregate amount beneficially owned 2,240,200 (10.03% of the class)
  Comment: Calculated based on 22,328,095 shares of common stock of the Issuer (the "Common Stock") outstanding as of November 28, 2025, as reported on the Issuer's Report on Form 10-Q, filed with the Securities and Exchange Commission on December 9, 2025.
- Thomas E. Claugus: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,240,200; sole dispositive power 0; shared dispositive power 2,240,200; aggregate amount beneficially owned 2,240,200 (10.03% of the class)
  Comment: Calculated based on 22,328,095 shares of common stock of the Issuer (the "Common Stock") outstanding as of November 28, 2025, as reported on the Issuer's Report on Form 10-Q, filed with the Securities and Exchange Commission on December 9, 2025.

## Item 1. Issuer
Name of issuer: Cracker Barrel Old Country Store, Inc.
Address of issuer's principal executive offices: The principal executive offices of the Issuer are located at 305 Hartmann Drive, Lebanon, Tennessee, 37087.

## Item 2. Person Filing
Name of person filing:
i) GMT Capital Corp. ("GMT Capital") with respect to shares of Common Stock directly owned by each of Bay Resource Partners, L.P. ("Bay"), Bay II Resource Partners, L.P. ("Bay II"), Bay Resource Partners Offshore Master Fund, L.P. ("Bay Offshore") and certain sub-advisory and separate account clients advised by GMT Capital (together with Bay, Bay II and Bay Offshore, collectively, the "Managed Funds and Accounts").

ii) Thomas E. Claugus, the control person of GMT Capital, with respect to the shares of Common Stock directly owned by the Managed Funds and Accounts.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 2859 Paces Ferry Road SE Suite 1710, Atlanta, GA 30339.
Citizenship:
GMT Capital is a Georgia corporation.
Mr. Claugus is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See Rows 5 through 11 of each Reporting Person's cover page.
Percent of class: See Rows 5 through 11 of each Reporting Person's cover page.
Sole power to vote or to direct the vote: See Rows 5 through 11 of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Rows 5 through 11 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Rows 5 through 11 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Rows 5 through 11 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Thomas E. Claugus is the President of GMT Capital and in that capacity directs the operations of GMT Capital, including the voting and disposition of shares held by the Managed Funds and Accounts.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GMT Capital Corp.: /s/ Omar Z. Idilby, Omar Z. Idilby, General Counsel and CCO (02/13/2026)
- Thomas E. Claugus: /s/ Thomas E. Claugus, Thomas E. Claugus, Omar Z. Idilby, attorney in fact* (02/13/2026)
Comment: * Omar Z. Idilby is signing on behalf of Thomas E. Claugus as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by GMT Capital Corp. on Schedule 13G for Hudbay Minerals Inc. on 2/12/24.